EX (k)(1)(b)

John Hancock Investment Management LLC

200 Berkeley Street

Boston, Massachusetts 02116

As of December 14, 2023

To the Trustees of

John Hancock Financial Opportunities Fund

200 Berkeley Street

Boston, Massachusetts 02116

Re: Expense Limitation Regarding Administration Agreement

With reference to the Administration Agreement, dated August 15, 1994 (“Administration Agreement”), entered into between John Hancock Financial Opportunities Fund (the “Fund”) and John Hancock Investment Management LLC (the “Adviser”), as amended, we hereby notify you as follows:

The Adviser agrees to limit its fee applicable to the Administration Agreement to 0.10% annually of the Fund’s average weekly gross assets (the “Expense Limitation”).

“Gross assets” of the Fund means total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility/commercial paper program or other forms of borrowings or the issuance of debt securities), (ii) the issuance of preferred shares or other similar preference securities, and/or (iii) any other means.

The Expense Limitation expires on April 30, 2025 unless renewed by mutual agreement of the Fund and the Adviser based upon a determination that this is appropriate under the circumstances at the time.

This Agreement is effective as of April 30, 2024 and supersedes the prior Letter Agreement from the Adviser to the Trustees relating to the same subject matter.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:
Name: Jeff Long
Title: Chief Financial Officer